                                                                  EXHIBIT (D)(8)

[LOGO OF PUGET SOUND ENERGY]                                        News Release


For Immediate Release                       Contacts:
                                            ---------
                                            Media:     Dorothy Bracken
                                                       (206) 521-5100
                                            Analysts   Don Gaines
                                                       (425) 462-3870

Puget Sound Energy Sets Preferred Stock Purchase
------------------------------------------------

     Bellevue, Wash (July 11, 1997) - Puget Sound Energy (NYSE:PSD) announced that it has commenced offers to purchase any and all shares of certain series of preferred stock, effective today. The offers will expire at 5 p.m. PDT on Friday, August 8, 1997, unless extended.

Issues of Puget Sound Energy preferred stock to purchase:
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
SERIES                      CUSIP               PURCHASE PRICE PER SHARE
------                      -----               ------------------------
Adjustable Rate Series B    745332 78 3                 $25.625
4.70% Series                745332 20 5                 $89.32
4.84% Series                745332 30 4                 $91.51

     The dividend on these tendered shares of preferred stock will be payable August 15, 1997 to shareholders of record as of July 21, 1997, regardless of when the shares are tendered. Shares tendered and purchased in the offers will not be entitled to any future dividends.
     Smith Barney Inc. is the Dealer Manager for the transaction. ChaseMellon Shareholders Services, L.L.C. is the Depositary for the transaction.
     Contact the Information Agent, MacKenzie Partners, Inc., for documentation at (800) 322-2885. For questions about the offers, contact Paul Galant of Smith Barney at (800) 655-4811.
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offers are made solely by the Offer to Purchase, dated July 11, 1997. The offer for each series of preferred is independent of the offer for any other series of preferred.
     Puget Sound Energy, headquartered in Bellevue, Washington, is Washington state's largest energy utility, providing electric and natural gas service to approximately 1.1 million customers, primarily in the Puget Sound region of western Washington. Puget Sound Energy was created on February 10, 1997 through the merger of Puget Sound Power & Light Company and Washington Energy Company, parent of Washington Natural Gas Company.

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